SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	×	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	×

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding the voluntary announcement of China Petroleum & Chemical Corporation regarding its 2013 operational statistics.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Voluntary Announcement in relation to the Operational Statistics for 2013

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company”) in connection with certain matters relating to the operational statistics for 2013 of the Company.

The Board of Directors of the Company and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Operational Statistics for 2013

Production	Unit	2013	2012	Change %
Oil and Gas	mmboe	442.38	427.95	3.37
Crude Oil*	mmbbls	332.35	328.28	1.24
Of which: China	mmbbls	310.84	306.60	1.38
Overseas	mmbbls	21.51	21.68	(0.78)
Natural Gas**	bcf	660.18	598.01	10.40

Refinery Throughput***	Million tonnes	231.95	221.31	4.81
Gasoline	Million tonnes	45.56	40.55	12.36
Diesel	Million tonnes	77.40	77.39	0.01
Kerosene incl. Jet Fuel	Million tonnes	17.43	15.01	16.12
Light Chemical Feedstock	Million tonnes	37.97	36.33	4.51

Production	Unit	2013	2012	Change %
Ethylene	’000 tonnes	9,980	9,452	5.59
Synthetic Resins	’000 tonnes	13,726	13,343	2.87
Synthetic Fibers	’000 tonnes	1,392	1,339	3.96
Synthetic Rubbers	’000 tonnes	960	936	2.56
Urea	’000 tonnes	918	1,052	(12.74)

Total Domestic Sales of Refined Oil Products	Million tonnes	165.42	158.99	4.04
Incl. Retail Volume	Million tonnes	113.73	107.85	5.45
Distribution Volume	Million tonnes	33.49	33.25	0.72
Wholesale Volume	Million tonnes	18.20	17.89	1.73

*	Domestic crude oil is converted at 1 tonne=7.1 barrels, overseas crude oil 1 tonne=7.27 barrels

**	1 cubic meter=35.31 cubic feet

***	1 tonne=7.35 barrels

Note: 100% production of domestic joint ventures was included.

The above operational statistics for 2013 have not been audited. The Company will release its audited production statistics in its annual report and differences may arise between the above statistics and the statistics in its annual report due to review and audit adjustment. In such cases, the statistics in the annual report shall prevail. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

By Order of the Board
Huang Wensheng
Secretary to the Board of Directors

27 January 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director

* Non-executive Director

+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: January 28, 2014